VIA EDGAR

June 11, 2010

Mark Webb, Esq.
Legal Branch Chief
Financial Services Group
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          WSFS Financial Corporation
File No. 001-16668
Dear Mr. Webb:

We are in receipt of your comment letter dated June7, 2010 (the “Comment Letter”), regarding WSFS Financial Corporation.  In accordance with the Comment Letter, we wish to advise you that we intend to respond fully to all the comments in the Comment Letter by June 30, 2010.  At that time, we will provide you with a detailed cover letter that keys our responses to your comments and submit any requested additional supplemental information requested by the Staff.  We will also acknowledge our responsibility for the adequacy and accuracy of our disclosures in reports and other documents filed with the Commission.

Please contact me at (302) 571-7142 or bmack@wsfsbank.com if you have any questions.  I look forward to working with you.  Thank you.

Sincerely,

/s/ Robert F. Mack

Robert F. Mack
Senior Vice President and Controller

cc:	Jessica Livingston, Esq., Attorney Advisor
John J. Spidi, Esq.